UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 34)


                            b2bstores.com, Inc.
                 -----------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
                 -----------------------------------------
                       (Title of Class of Securities)

                                11776S 10 7
                            --------------------
                               (CUSIP Number)

                              James Weinstock
                          Chief Executive Officer
                               ZERO.NET, Inc.
                             650 Mission Street
                          San Francisco, CA 94105
                               (415) 369-3969
                 -----------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)


                                May 11, 2000
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No.  94-3327594      13D         Page 2 of 4 Pages

1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        ZERO.NET, Inc.                  94-3327594

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

        OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES               1,000,000; 12.5%

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH             1,000,000; 12.5%

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,000,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        12.5%

14  TYPE OF REPORTING PERSON*

        CO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 (the "Amendment") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the shares of Common Stock, par value $0.01 per share, of b2bstores.com, Inc., a Delaware Corporation ("BTBC"), previously filed by Zero.net, Inc., a Delaware Corporation ("ZERO.NET"). This Amendment is being filed to update the
Schedule 13D in light of certain recent events. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 4.   PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following information:

     On May 11, 2000, representatives of ZERO.NET met with the board of directors of and the management from BTBC and proposed that ZERO.NET merge with and into BTBC in a stock for stock merger in which the senior management and board of directors of ZERO.NET would become the senior management and board of directors of the surviving company. At this meeting, ZERO.NET proposed that BTBC's board retain financial advisors to assist the board in negotiating an appropriate exchange ratio and other definitive terms for the transaction and to render a fairness opinion to the board.

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

May 12, 2000



                                ZERO.NET, INC.



                                By:  /s/ Cindy Seremek
                                   -------------------------------
                                   Name:  Cindy Seremek
                                   Title: Chief Financial Officer